Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2023 Third Quarter Results

•
Third quarter operating income of $200.6 million compares to $318.4 million the same quarter last year, reflecting reduced freight volumes and non-recurring costs, including the prior year divestiture of CFI and the related gain, $5.6 million and $75.7 million, respectively, $5.5 million of IT systems and related transition expenses in U.S. LTL, a $4.7 million expense for the MTM of director share units, and $2.9 million unfavorable currency translation impact1 relative to the same period last year.
•
Third quarter net income of $133.3 million compared to $245.2 million in Q3 2022, while adjusted net income1 of $136.0 million compared to $181.2 million as a result of the items described above.
•
Third quarter diluted earnings per share (diluted “EPS”) of $1.54 compared to $2.72 in Q3 2022, while adjusted diluted EPS1 of $1.57 compared to $2.01.
•
Third quarter net cash from operating activities of $278.7 million compares to $337.8 million in Q3 2022 and free cash flow1 of $198.3 million compares to $292.1 million in Q3 2022.
•
The Board of Directors approved a $0.40 quarterly dividend, an increase of 14%.

Montreal, Quebec, October 23, 2023 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the third quarter ended September 30, 2023. All amounts are shown in U.S. dollars.

“We executed well during this stretch of weaker demand as our team was able to quickly adapt to changing market conditions while further streamlining operations. As a result, we were able to post solid results including close to $280 million of net cash from operating activities,” said Alain Bédard, Chairman, President and Chief Executive Officer. “Looking ahead, we’re well positioned to capitalize on the eventual pick-up in demand given our efficient platform, our team’s focus on profitability and cash flow, and our solid financial foundation, which further benefitted from our post-quarter, half billion dollar private placement. It’s this foundation that allows us to strategically allocate capital including eleven acquisitions this year, along with our share repurchases and our Board’s recently approved dividend increase.”

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Earnings Press Release

THIRD QUARTER RESULTS

Financial highlights	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share data)	2023	2022	2023	2022
Total revenue	1,911.0	2,242.0	5,552.5	6,855.8
Revenue before fuel surcharge	1,632.9	1,857.3	4,742.8	5,740.6
Adjusted EBITDA[1]	302.5	348.2	867.0	1,120.1
Operating income	200.6	318.4	559.4	929.2
Net cash from operating activities	278.7	337.8	711.3	723.3
Net income	133.3	245.2	373.5	669.7
EPS-diluted($)	1.54	2.72	4.28	7.27
Adjusted net income[1]	136.0	181.2	391.4	579.9
Adjusted EPS - diluted[1] ($)	1.57	2.01	4.48	6.29
Weighted average number of shares ('000s)	85,849	88,226	86,186	90,267
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

Total revenue of $1.91 billion compared to $2.24 billion in the prior year period and revenue before fuel surcharge of $1.63 billion compared to $1.86 billion in the prior year period. The decline is primarily due to a reduction in volumes driven by weaker end market demand, and the sale of CFI’s Truckload, Temp Control and Mexican non-asset logistics business ("CFI") in August 2022, which had sales of $107.6 million in Q3 2022.

Operating income of $200.6 million compares to $318.4 million from the prior year period. The decrease in the operating income can be attributed to overall lower revenues and volumes associated with freight as well as the divestiture of CFI of $75.7 million from the gain on sale and $5.6 million from Q3 2022 contribution, $5.5 million of IT system and transition expenses in U.S. LTL, a $4.7 million expense for the MTM of Director share units and a $2.9 million unfavorable currency translation impact1 relative to the same prior year period.

Net income of $133.3 million compared to $245.2 million in the prior year period, and net income of $1.54 per diluted share compared to $2.72 in the prior year period. Adjusted net income, a non-IFRS measure, was $136.0 million, or $1.57 per diluted share, compared to $181.2 million, or $2.01 per diluted share, the prior year period. The net income was burdened by the items described in the operating income.

Total revenue declined in three segments relative to the prior year period with decreases of 12% for Package and Courier, 15% for Less-Than-Truckload, 25% for Truckload, which is due in part to a $107.6 million decrease from the divestiture of CFI, and 0% for Logistics. Operating income decreased by 26% for Package and Courier and 48% for Truckload, was relatively flat for Less-Than-Truckload and increased 41% for Logistics in the third quarter in comparison to the prior-year.

NINE-MONTH RESULTS

Total revenue of $5.55 billion compared to $6.86 billion in the prior year period and revenue before fuel surcharge of $4.74 billion compared to $5.74 billion in the prior year period. The decline is primarily due to a reduction in volumes driven by weaker end market demand, and the sale of CFI in August 2022, which had sales of $415.2 million for the nine-month period in 2022.

Operating income of $559.4 million compares to $929.2 million from the prior year period. The decrease in the operating income can be attributed to overall lower revenues and volumes associated with freight as well as the divestiture of CFI of $75.7 million for the gain on sale and $46.1 million for the year to date contribution, $19.2 million of IT system and transition expenses in U.S. LTL, $11.8 million variance in the MTM of DSUs, and a $16.6 million unfavorable currency translation impact1 relative to the same prior year period.

Net income of $373.5 million compared to $669.7 million in the prior year period, and net income of $4.28 per diluted share was compared to $7.27 in the prior year period. Adjusted net income, a non-IFRS measure, was $391.4 million, or $4.48 per diluted share, compared to $579.9 million, or $6.29 per diluted share, the prior year period. The net income was burdened by the items described in the operating income.

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Total revenue declined for all segments relative to the prior year period with decreases of 11% for Package and Courier, 19% for Less-Than-Truckload, 25% for Truckload, which is due to a $415.2 million decrease from the divestiture of CFI, and 13% for Logistics. Operating income decreased by 18% for Package and Courier, 38% for Less-Than-Truckload, 37% for Truckload and 1% for Logistics as compared to the prior-year period. Truckload operating income in the prior year period included a $46.1 million contribution from CFI.

SEGMENTED RESULTS
(in million of U.S. dollars)	Three months ended September 30				Nine months ended September 30
	2023		2022		2023		2022
	$		$		$		$
Revenue[1]
Package and Courier	111.7		120.2		339.9		369.9
Less-Than-Truckload	717.7		817.2		2,081.4		2,522.8
Truckload	401.5		510.2		1,226.3		1,583.0
Logistics	416.2		424.1		1,133.2		1,313.2
Eliminations	(14.3)		(14.4)		(38.1)		(48.2)
	1,632.9		1,857.3		4,742.8		5,740.6
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Package and Courier	25.2	22.6%	33.9	28.2%	79.6	23.4%	96.7	26.2%
Less-Than-Truckload	100.4	14.0%	100.5	12.3%	239.0	11.5%	382.6	15.2%
Truckload	50.1	12.5%	96.6	18.9%	186.7	15.2%	295.0	18.6%
Logistics	40.9	9.8%	29.0	6.8%	105.5	9.3%	106.2	8.1%
Corporate	(15.9)		58.5		(51.4)		48.6
	200.6	12.3%	318.4	17.1%	559.4	11.8%	929.2	16.2%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge.

CASH FLOW

Net cash flow from operating activities was $278.7 million during Q3 compared to $337.8 million the prior year. The decrease is attributable to a decrease in net income.

Net cash from investing activities decreased by $998.0 million as a result of $548.3 million of proceeds from the divestiture of CFI in the prior year quarter, to an increase in spending on business acquisitions of $424.7 million and to an increase in capital expenditures of $46.4 million.

The Company returned $30.2 million to shareholders during the quarter through dividends.

On September 18, 2023, the Board of Directors of TFI International declared a quarterly dividend of $0.35 per outstanding common share paid on October 16, 2023, representing a 30% increase over the $0.27 quarterly dividend declared in Q3 2022. The annualized dividend represents 16.7% of the trailing twelve month free cash flow1.

NORMAL COURSE ISSUER BID RENEWAL

TFI International also announced that the Toronto Stock Exchange (“TSX”) has approved the renewal of TFI International’s normal course issuer bid (“NCIB”). Under the renewed NCIB, TFI International may purchase for cancellation a maximum of 7,161,046 common shares, representing 10% of the 71,610,462 shares forming TFI International’s public float. The shares may be purchased through the facilities of the TSX and the New York Stock Exchange and on alternative trading systems over the twelve-month period from November 2, 2023 to November 1, 2024. As of October 19, 2023, TFI International had 85,932,700 common shares issued and outstanding.

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

Under TFI International’s current NCIB, which entered into effect on November 2, 2022 and expires on November 1, 2023, TFI International is authorized to purchase up to 6,370,199 shares. As at October 19, 2023, TFI International has repurchased 1,546,720 shares at a volume weighted average purchase price of CAD $139.41 per share, through the facilities of the TSX and the New York Stock Exchange and on alternative trading systems in Canada and the United States. All of the repurchased shares were cancelled by TFI International.

Any shares purchased by TFI International under the renewed NCIB will be at the market price of the shares at the time of such purchases. The actual number of shares that may be purchased and the timing of any such purchases will be determined by TFI International. Any purchases made by TFI International pursuant to the renewed NCIB will be made in accordance with the rules and policies of the TSX or, as applicable, Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. TSX rules permit TFI International to purchase daily, through TSX facilities, a maximum of 58,264 shares under the NCIB, representing 25% of TFI International's average daily trading volume of 233,056 on the TSX over the last six calendar months, subject to an exception for a “block purchase” on the TSX once per calendar week.

The Board of Directors of TFI International believes that, at appropriate times, repurchasing its shares through the NCIB represents a good use of TFI International’s financial resources, as such action can protect and enhance shareholder value when opportunities arise.

In connection with the renewed NCIB, TFI International has entered into an automatic share purchase plan with RBC Dominion Securities Inc. in order to allow for purchases under the NCIB during TFI International’s “black-out” periods, as permitted by the TSX Company Manual and the Securities Act (Québec). Outside of these “black-out” periods, TFI International may repurchase shares at its discretion.

CONFERENCE CALL

TFI International will host a conference call on Tuesday, October 24, 2023 at 9:00 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-855-327-6837 or 1-631-891-4304. A recording of the call will be available until 11:59 p.m Eastern Time, Tuesday, November 7, 2023 by dialing 1-844-512-2921 or 1-412-317-6671 and entering passcode 10022413.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States and Canada through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Package and Courier;
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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

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Earnings Press Release

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2023 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars)	2023	2022	2023	2022
Net income	133.3	245.2	373.5	669.7
Net finance costs	21.7	21.7	57.6	63.4
Income tax expense	45.5	51.5	128.3	196.0
Depreciation of property and equipment	64.4	61.2	185.8	192.1
Depreciation of right-of-use assets	33.8	31.3	97.2	94.1
Amortization of intangible assets	15.9	14.0	43.3	42.4
(Gain) loss on sale of business	3.0	(75.7)	3.0	(75.7)
Gain on sale of assets held for sale	(15.2)	(1.1)	(21.7)	(61.9)
Adjusted EBITDA	302.5	348.2	867.0	1,120.1
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, bargain purchase gain, gain or loss on sale of land and buildings and assets held for sale, gain on sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could

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potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars, except per share data)	2023	2022	2023	2022
Net income	133.3	245.2	373.5	669.7
Amortization of intangible assets related to business acquisitions	13.1	12.0	40.6	38.0
Net change in fair value and accretion expense of contingent considerations	(0.3)	0.1	0.1	0.1
Net foreign exchange loss (gain)	1.9	0.9	1.1	1.1
(Gain) loss on sale of business and direct attributable costs	3.0	(71.8)	3.0	(71.8)
Gain on sale of land and buildings and assets held for sale	(15.1)	(1.0)	(21.6)	(61.9)
Tax impact of adjustments	0.1	(4.1)	(5.3)	4.6
Adjusted net income	136.0	181.2	391.4	579.9
Adjusted earnings per share - basic	1.58	2.05	4.54	6.42
Adjusted earnings per share - diluted	1.57	2.01	4.48	6.29
Note: due to rounding, totals may differ slightly from the sum.

Free cash flow:

Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements.

Free cash flow	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars)	2023	2022	2023	2022
Net cash from operating activities	278.7	337.8	711.3	723.3
Additions to property and equipment	(120.5)	(74.2)	(280.9)	(238.2)
Proceeds from sale of property and equipment	17.5	23.2	61.6	111.1
Proceeds from sale of assets held for sale	22.7	5.4	40.1	97.3
Free cash flow	198.3	292.1	532.1	693.5

Note to readers: Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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